UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-38397

Farmmi, Inc.
(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE:

Farmmi, Inc. (the “Company”) convened its annual general meeting of shareholders (the “AGM”) on February 25, 2025, at 10:00 A.M., local time  (9:00 P.M., Eastern Time, on February 24, 2025). The AGM was adjourned, without any business being conducted, due to a lack of the required quorum of 4,842,118 shares, or one-third of the total issued voting ordinary shares of the Company entitled to vote. Pursuant to the Company’s memorandum and articles of association, as amended (the “Memorandum and Articles”) and a resolution of the board of directors of the Company, the AGM was reconvene on February 26, 2025 at 10:00 A.M., local time  (9:00 P.M., Eastern Time, on February 25, 2025) to vote on the proposals of the AGM. At the reconvened AGM, a quorum was not present within half an hour from the time appointed for the meeting to commence. Pursuant to the Memorandum and Articles, the shareholders present shall be a quorum. Holders of the ordinary shares were present at the reconvened meeting in person and by proxy, and a quorum was constituted. The AGM was properly convened.

The following is a brief description of the final voting results for the proposals submitted to a vote of the shareholders at the reconvened AGM.

1.  Ordinary Resolution THAT the following nominees be reelected as directors of the Company, each to serve until the next annual general meeting or until their successors are duly elected and qualified. The votes for each of the nominees were as follows:

	For	Against	Abstained
Yefang Zhang	1,368,461	103,089	10,121
Chenyang Wang	1,367,660	102,211	11,801
Qinyi Fu	1,358,127	103,996	19,549
Hongdao Qian	1,358,620	103,492	19,560
Hui Ruan	1,368,597	103,055	10,020

2. Ordinary Resolution THAT the appointment of YCM CPA Inc. as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2025 be ratified and approved. The votes regarding this proposal were as follows:

For	Against	Abstained
1,387,415	72,663	21,594

3. Ordinary Resolution THAT with immediate effect upon passing, every twelve (12) issued and unissued shares of the Company of par or nominal value of US$0.20 each be consolidated into one share of a par or nominal value of US $2.40 each (the “Share Consolidation”) so that following the Share Consolidation the authorised share capital of the Company will be amended from US$100,000,000 divided into 500,000,000 Ordinary Shares of a par or nominal value of US$0.20 each to US$100,000,000 divided into 41,666,667 Ordinary Shares of a nominal or par value of US$2.40 each. The votes regarding this proposal were as follows:

For	Against	Abstained
1,319,586	147,671	14,413

4. Ordinary Resolution THAT, immediately following the Share Consolidation, the authorised share capital of the Company be increased from (i) US$100,000,000 divided into 41,666,667 ordinary shares of US$2.40 nominal or par value each, to (ii) US$12,000,000,000 divided into 5,000,000,000 ordinary shares of US$2.40 nominal or par value each, by the creation of an additional 4,958,333,333 ordinary shares of US$2.40 nominal or par value each (the “Share Capital Increase”). The votes regarding this proposal were as follows:

For	Against	Abstained
1,313,230	154,169	14,272

 5. Such other business as may properly come before the meeting or any adjournment thereof. The votes regarding this proposal were as follows:

For	Against	Abstained
1,339,239	127,329	15,102

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: February 28, 2025	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer

3